Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands and are not a Chinese operating company. As a holding company with no material operations of our own, our operations have been conducted in China by our subsidiaries and through the VIE Agreements, with the VIE and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through such the VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our unaudited condensed consolidated financial statements in accordance with U.S. GAAP.

Our Class A ordinary shares are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, as an investor, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in our Class A ordinary shares. For a description of the VIE Agreements, see “Item 3. Key Information—Our VIE Agreements” of our annual report for the fiscal year ended December 31, 2023 filed with the SEC on March 29, 2024, and amended on April 22, 2024.

The VIE is a contract logistics service provider in China. Contract logistics is a comprehensive process that merges traditional logistics with supply chain management. Contract logistics companies outsource resource management tasks to third-party companies and handle activities such as planning and designing supply chains, designing facilities, processing orders, collecting payments, managing inventories, and providing client services.

Our integrated logistics solution services are comprised of three business streams: (1) B2B freight transportation; (2) cloud storage; and (3) value-added services. Since 2001, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 341 cities in over 31 provinces as of June 30, 2024.

We, through the VIE and the VIE’s subsidiaries, operate on a scalable integrated network model, which we believe is best suited to support our business and maintain the quality of our comprehensive logistics services. As a contract logistics company, we, through the VIE and the VIE’s subsidiaries, directly own and operate all of our regional sorting centers, Cloud OFCs, and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish a broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services. We believe this network model allows us to achieve strong operating results while maintaining and minimizing fixed costs and capital requirements, which results in higher return on earnings and equities.

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 35 regional sorting centers, 45 Cloud OFCs, 29 service outlets, approximately 420 self-owned trucks and vehicles, and over 55,000 transportation providers, route planning and optimization, and transportation and management system.

For the six months ended June 30, 2024 and 2023, our net revenue, mainly generated from providing transportation and warehouse storage management services, was approximately $227.1 million and $185.0 million, respectively. Our total net revenue increased by approximately 22.8% during the half year 2024 compared to the same period in 2023, primarily driven by the higher net revenue from transportation services. We recorded net income of approximately $5.0 million and $6.5 million for the six months ended June 30, 2024 and 2023, respectively.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by a number of general factors in China’s transportation industry, including, but not limited to:

●	China’s overall economic growth, level of urbanization and level of consumption;

●	the development of the manufacturing industry, fast moving consumer goods industry, telecommunication industry, and publishing industry; and

●	market competition.

Unfavorable changes in any of these general factors could materially and adversely affect our business and our results of operations.

Key Factors Affecting Our Results of Operations

Our ability to expand our customer base

We will continue to seek to expand our customer base to achieve sustainable growth. We aim to attract new customers and maintain our existing customers. We acquire customers for our transportation services through the referral of our existing customers and our own efforts including online and off-line advertising. We plan to strengthen our partnerships by improving the quality and variety of our services. Additionally, we plan to put on more efforts to acquire more warehouse storage management service customers through our existing transportation service customers.

Strategic Acquisitions and Investments

We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. The business or financial performance of the companies we have invested in as well as our ability to successfully integrate these investments with our existing business would impact our results of operations and financial conditions.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiaries and consolidated the VIE and the VIE’s subsidiaries.

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total net revenue for the periods presented. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

For the six months ended June 30, 2024 and 2023

	Six Months Ended June 30,
	2024		2023		Change
	Amount in thousand	%	Amount in thousand	%	(Amount in thousand)%
Revenue
Transportation	$217,450	95.8%	$173,989	94.1%	$43,461	25.0%
Warehouse storage management services	8,274	3.6%	9,315	5.0%	(1,041)	(11.2)%
Other revenue	1,407	0.6%	1,667	0.9%	(260)	(15.6)%
Net revenue	227,131	100%	184,971	100%	42,160	22.8%
Cost of revenue	(206,046)	(90.7)%	(162,195)	(87.7)%	(43,851)	27.0%
Gross profit	$21,085	9.3%	$22,776	12.3%	$(1,691)	(7.4)%

Net revenues

Transportation services

We, primarily through the VIE and the VIE’s subsidiaries, provide transportation services to companies in mainland China. Our major customers are in the manufacturing industry, the fast-moving consumer goods industry, the new energy (vehicle) industry, the telecommunication industry, and the publishing industry. Revenue from transportation services is recognized upon customers’ receipt of the transported goods.

Warehouse storage management services

We, primarily through the VIE and the VIE’s subsidiaries, generate revenue from warehouse storage management services through the provision of warehouse storage management services to various customers. We help companies place the goods and maintain the daily input and output of the goods. We primarily charge our customers service fees for our storage services and daily management services. Revenue from the warehouse storage management services is recognized over the service period.

Our net revenues increased by approximately 22.8% from approximately $185.0 million for the six months ended June 30, 2023 to approximately $227.1 million for the six months ended June 30, 2024. The increase was primarily driven by a significant increase in revenue from our transportation services.

Net revenues generated from our transportation services increased by approximately 25.0% from approximately $174.0 million for the six months ended June 30, 2023 to approximately $217.5 million for the six months ended June 30, 2024. The growth was primarily driven by the expansion of services with new clients, particularly in the new energy (vehicle) sector. The Company saw significant growth, due to increased demand, within this sector, reflecting a deepened partnership and expanded service offerings.

Net revenue generated from our warehouse storage management services decreased by approximately 11.2% from approximately $9.3 million for the six months ended June 30, 2023 to approximately $8.3 million for the six months ended June 30, 2024. The decrease was primarily due to the shutting down of redundant warehouses and a shifting of focus on transportation services for the six months ended June 30, 2024.

Cost of revenues

Our cost of revenue consists of cost of transportation services and cost of warehouse storage management services. The cost of transportation services comprises cooperation cost (the payments made to third-party transportation providers), depreciation and amortization expenses, toll fees, employee wages and benefits and fuel cost. Cooperation cost is the direct cost of transportation paid by the Company to third-party transportation providers, who are independent contractors and third-party carriers. The cost of warehouse storage management services consists of rental fees, handling fees, employee wages and benefits in connection with our services to our clients.

Our cost of revenues increased by approximately 27.0%, from approximately $162.2 million for the six months ended June 30, 2023 to approximately $206.0 million for the six months ended June 30, 2024, which was in line with the increase in revenue with a higher percentage of increase (see explanations in gross profit).

Gross profit

Our overall gross profit decreased by approximately 7.4% from approximately $22.8 million for the six months ended June 30, 2023 to approximately $21.1 million for the six months ended June 30, 2024. For the six months ended June 30, 2024 and 2023, our overall gross margin was approximately 9.3% and 12.3%, respectively. The gross margin decreased mainly due to decreased average selling prices, driven by to our competition, for the six months ended June 30, 2024. Accordingly, our total revenues had a lower proportional increase than the increase in cost of revenues during the same period, leading to a lower overall gross profit margin.

	Six Months Ended June 30,
	2024	2023	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Operating expenses
Selling and marketing	$(2,861)	$(3,336)	$475	(14.2)%
General and administrative	(11,669)	(10,976)	(693)	6.3%
Total operating expenses	$(14,530)	$(14,312)	$(218)	1.5%

Operating expenses

Our operating expenses increased by approximately 1.5% from approximately $14.3 million for the six months ended June 30, 2023 to approximately $14.5 million for the six months ended June 30, 2024 for the following reasons:

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses, benefits for sales and marketing staff, depreciation expenses and other daily expenses related to sales and marketing functions. Selling and marketing expenses decreased by approximately 14.2% from approximately $3.3 million for the six months ended June 30, 2023 to approximately $2.9 million for the six months ended June 30, 2024, which was attributable to decreased related employee wages and benefits due to workforce optimization practices, which led to a reduction in the number of employees for related sales and marketing activities.

General and administrative expenses

Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, rental expenses, depreciation and amortization expense and other expenses which are related to the general corporate functions.

Our general and administrative expenses increased by approximately 6.3% from approximately $11.0 million for the six months ended June 30, 2023 to approximately $11.7 million for the six months ended June 30, 2024, which was attributable to the increase in employee salaries and benefits and increased professional consultant fee, due to increased revenue and increased headcount of the general and administrative departments to support our expanded business.

Income from operations

As a result of the foregoing, our profit from operations decreased by approximately 22.6% from approximately $8.5 million for the six months ended June 30, 2023 to approximately $6.6 million for the six months ended June 30, 2024.

	Six Months Ended June 30,
	2024	2023	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%
Other income (expense)
Interest income	$46	$61	$(15)	(24.6)%
Interest expense	(879)	(982)	103	(10.5)%
Other (expense) income, net	(73)	329	(402)	(122.2)%
Total other expense, net	$(906)	$(592)	$(314)	53.0%

Our total net other expense increased by approximately 53.0% from approximately $0.6 million for the six months ended June 30, 2023 to approximately $0.9 million for the six months ended June 30, 2024 for the following reasons:

Interest expense

Our interest expense decreased by approximately 10.5% from approximately $1.0 million for the six months ended June 30, 2023 to approximately $0.9 million for the six months ended June 30, 2024, as a result of a decreased average interest rate of bank loans for the six months ended June 30, 2024 compared with six months ended June 30, 2023.

Other (expense) income, net

Our other (expense) income mainly consists of government subsidies, penalties and others. Other expense, net amounted to approximately $0.07 million for the six months ended June 30, 2024, as compared to other income, net of approximately $0.3 million for the six months ended June 30, 2023. The change was due to decreased one-time compensation income and gain from disposal of property and equipment.

	Six Months Ended June 30,
	2024	2023	Change
	(Amount in thousand)	(Amount in thousand)	(Amount in thousand)%

Income before income taxes	$5,649	$7,872	$(2,223)	(28.2)%
Provision for income taxes	(637)	(1,409)	772	(54.8)%
Net income	$5,012	$6,463	$(1,451)	(22.5)%

Income before income taxes

As a result of the foregoing, our income before income taxes decreased by 28.2% from approximately $7.9 million for the six months ended June 30, 2023 to approximately $5.6 million for the six months ended June 30, 2024.

Provision for income taxes

The effective income tax rate decreased from approximately 17.9% for the six months ended June 30, 2023 to approximately 11.3% for the six months ended June 30, 2024. The decrease was due to lower taxable income generated by the subsidiaries and the VIE’s subsidiaries without preferential tax treatment for the six months ended June 30, 2024.

Net income

As a result of the foregoing, our net income decreased by 22.5% from approximately $6.5 million for the six months ended June 30, 2023 to approximately $5.0 million for the six months ended June 30, 2024.

Impact of Foreign Currency Fluctuations

The reporting currency of the Company is USD. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect are shown below:

U.S. Dollar Exchange Rate	Six months ended June 30, 2024	Six months ended June 30, 2023	Year ended December 31, 2023
At the end of the period - USD: RMB	US$1=RMB7.1268	US$1=RMB7.2258	US$1=RMB7.0827
Average rate for the period - USD: RMB	US$1=RMB7.1051	US$1=RMB6.9291	US$1=RMB7.0467

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the six months ended June 30, 2024 and 2023.

B. Liquidity and Capital Resources

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE. Approval from or registration with appropriate government authorities is, however, required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Governmental control of currency conversion may affect the value of your investment and our payment of dividends” of our annual report for the fiscal year ended December 31, 2023 filed with the SEC on March 29, 2024, and amended on April 22, 2024.

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. We had various outstanding bank loans of approximately $45.1 million as of June 30, 2024. We have also entered into non-cancellable operating lease agreements for several offices, operating facilities and warehouses. The following table sets forth our contractual obligations as of June 30, 2024:

	Payments Due by Period (Amount in thousand)
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years

Bank loans	$45,067	$35,907	$916	$2,175	$6,069
Operating lease commitments	17,253	5,669	5,933	2,790	2,861
Total	$62,320	$41,576	$6,849	$4,965	$8,930

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2023
	(Amount in thousand)	(Amount in thousand)
Net cash (used in) provided by operating activities	$(11,797)	$9,778
Net cash used in investing activities	(14,938)	(4,464)
Net cash flows provided by financing activities	12,280	4,225
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(135)	(1,232)
Cash, cash equivalents and restricted cash, beginning of period	29,292	23,368
Cash, cash equivalents and restricted cash, end of period	$14,702	$31,675

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiary and the VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIE only through loans. Foreign currency capital of a foreign-invested enterprise may be converted into Renminbi capital at its will according to the actual operation of the enterprise, as long as it is within such enterprise’s business scope.

Cash flows in Operating Activities

For the six months ended June 30, 2024, net cash used in operating activities was approximately $11.8 million, which was primarily comprised of increased accounts receivable of approximately $10.1 million, decreased accrued expanse and other current liabilities of approximately $8.1 million, decreased operating lease liabilities of approximately $3.6 million, decreased of accounts payable of approximately $3.4 million and decreased salary and welfare payable of approximately $2.3 million, and increased prepayments and other current assets of approximately $1.8 million. Net cash used in operating activities was partially offset by net income of approximately $5.0 million, adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $3.3 million, approximately $3.6 million for amortization of operating lease right-of-use assets and approximately $3.7 million decrease in other non-current assets.

For the six months ended June 30, 2023, net cash generated from operating activities was approximately $9.8 million, which was primarily comprised of net income of approximately $6.5 million and adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $3.3 million, approximately $5.2 million for amortization of right-of-use assets and interest of lease liabilities, decrease of account receivable of approximately $10.6 million, increase of accrued expenses and other current liabilities of approximately $2.6 million and increased of tax payables of approximately $1.1 million. Net cash generated from operating activities was partially offset by an approximately $13.3 million decrease in accounts payable, an approximately $4.8 million decrease in operating lease liabilities, and an approximately $1.2 million increase in prepayments and other current assets.

Cash flows in Investing Activities

For the six months ended June 30, 2024, net cash used in investing activities was approximately $14.9 million, consisting primarily of cash used to acquire property and equipment of approximately $14.3 million, approximately $9.1 million cash used for purchasing intangible assets and approximately $9.1 million cash paid for investments deposit, mainly offset by approximately $9.7 million net cash received from disposal of subsidiaries, investments deposit refund of approximately $6.8 million and cash proceeds received from disposal of property and equipment of approximately $1.0 million.

For the six months ended June 30, 2023, net cash used in investing activities was approximately $4.5 million, consisting primarily of cash used to acquire property and equipment of approximately $5.2 million and approximately $0.2 million cash used for purchasing intangible assets, mainly offset by cash proceeds received from disposal of property and equipment of approximately $0.8 million.

Cash flows in Financing Activities

For the six months ended June 30, 2024, net cash provided by financing activities was approximately $12.3 million, consisting primarily of cash proceeds from bank loans of approximately $36.1 million (including both short-term and long-term bank loans), cash proceeds from notes payable of approximately $19.0 million and capital contributed by a non-controlling shareholder of approximately $1.0 million, offset by cash repaid for bank loans of approximately $26.9 million and cash repaid for notes payable of approximately $16.9 million.

For the six months ended June 30, 2023, net cash provided by financing activities was approximately $4.2 million, consisting primarily of cash proceeds from bank loans of approximately $27.7 million, cash proceeds from notes payable of approximately $8.7 million and net proceeds from the initial public offering of approximately $8.5 million, partially offset by cash repaid for bank loans of approximately $39.3 million and cash repaid for notes payable of approximately $0.9 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were approximately $23.3 million and $5.4 million for the six months ended June 30, 2024 and 2023, respectively. Subsequent to June 30, 2024 and as of the issuance date of this unaudited condensed interim report, we made capital expenditures of approximately $3.2 million. We intend to fund our future capital expenditures with our existing cash balance, proceeds of bank loans and proceeds from the new equity financing.

Off-Balance Sheet Commitments and Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our annual report for the fiscal year ended December 31, 2023 filed with the SEC on March 29, 2024, and amended on April 22, 2024.

D. Trend Information

Other than as described elsewhere in this unaudited condensed interim report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our unaudited condensed consolidated financial statements are described below, which should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included in this unaudited condensed interim report. When reviewing our financial statements, you should consider.

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates to include (i) allowance for credit losses for accounts receivable, (ii) allowance for credit losses for prepayments and other assets, (iii) discount rate used in operating lease right-of-use assets, and (iv) valuation allowance of deferred tax assets.

Allowance for credit losses for accounts receivable

Accounts receivables are recorded net of an allowance for credit losses. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $3.1million and $3.3 million as of June 30, 2024 and December 31, 2023, respectively.

The allowance is based on our management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. The allowance rate will fluctuate based upon the changes of the historical allowance rate and our management’s estimate. If actual conditions are less favorable than those projected by the management, additional doubtful accounts may be required, which could negatively impact our operating results. If actual conditions are more favorable than those projected by the management, we may have a higher profit margin when account receivable balances that have been previously reserved are eventually collected. A 1% increase or decrease of allowance rate for each aged account receivable balances would result in a decrease or increase of approximately $0.16 million and $0.12 million in profit before tax for the six months ended June 30, 2024 and 2023, respectively.

Allowance for credit losses for prepayments and other assets

Prepayment and other assets primarily consist of VAT recoverable, advances to vendors for purchasing goods, long-lived assets or services that have not been received or provided, advances to employees, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses were approximately $0.5 million and $0.4 million as of June 30, 2024 and December 31, 2023, respectively.

Discount rate used in operating lease right-of-use assets

Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

As most of our leases do not provide an implicit rate, we use the incremental borrowing rate based on the information available at lease commencement date to determine the present value of lease payments. Determining the incremental borrowing rate applied in calculating lease liabilities requires the use of certain methodologies and assumptions. When determining the rate, management assesses various factors including the lease term, nature of the asset and the level of security for the right-of-use asset. For the six months ended June 30, 2024 and 2023, the estimated weighted average discount rates used in determining the present value of lease payments was approximately 5.84% and 5.82%, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of nil were provided for the Company’s certain subsidiaries with continuous losses as of June 30, 2024 and December 31, 2023. As of June 30, 2024 and December 31, 2023, there were approximately $2.8 million and $2.8 million net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from fiscal year 2024 to 2028.